Geological and Petroleum Engineering Consultalts

Executive Officers, Managers and Associates
K.H. Crowther*, B.S., P.Eng., President	D.J. Carsted, CD, B.Sc., P.Geol., Manager, Geoscience	A. Kovaltchouk, M.Sc., P.Geol.
R.K. MacLeod*, B.S., P.Eng., Executive Vice-President	R. Gerritse, B.Sc., Manager, Systems	M.J. O’Blenes, M.Sc., P.Eng.
R. Cech*, M.Sc., P.Eng., Senior Vice-President, International	M.W. Maughan, B.S., P.Geol., C.P.G., Manager, Geoscience	S.W. Pennell, B.Sc., Eng.
J.L. Chipperfield*, B.Sc., P.Geol., Vice-President, Geoscience	L.S. O'Connor, B.S., C.P.G., Manager, Denver	M.W. Sargent, Ph.D., P.Geol.
H.J. Helwerda*, B.Sc., P.Eng., Vice-President, Engineering Canada and U.S.	G.D. Robinson, B.Sc., P.Eng., Manager, Engineering	J.P. Seidle, Ph.D., P.E.
R.N. Johnson*, B.Sc., P.Eng., Manager, Engineering;	J. W. Arsenault, B.S. Eng.	P.C. Sidey, B.Sc., P.Eng.
Corporae Secretary	G.R. Finnis, B.S.c., P.Eng.	C.P. Six, B.Sc., P.Eng.
D.W.C. Ho*, B.A.Sc., P.Eng., Manager, Engineering	H.J. Firla, B.S., P.Eng.	N.T. Stewart, B.A.Sc., P.Eng.
K.P. McDonald, C.A., Controller	C.M.F. Galas, Ph.D., P.Eng.	W.J. Waddell, B.Sc., P.Geol.
	B.F. Jose, M.Sc., P.Geoph.	F.P.R. Williams, B.Eng., P. Eng.
	P.B. Jung, B.S., P.Eng.	D.W. Woods, B.Ed., B.Sc., P.Eng.
* Director	D.A. King, B.Sc., P.Eng

Ref.: 2077.15800

CONSENT OF INDEPENDENT ENGINEERS

We refer to our report dated February 24, 2006 and effective December 31, 2005, evaluating the oil, natural gas and natural gas liquids reserves attributable to Baytex Energy Trust, entitled “Evaluation of the P&NG Reserves of Baytex Energy Trust (As of December 31, 2005)”, (the “Report”).

We hereby consent to the references to our name in the Company’s Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the Company’s registration statement on Form F-9 (File No. 333-89714).

We also confirm that we have read the Company’s Annual Information Form for the year ended December 31, 2005 dated March 21, 2006, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we peformed in connection with such Report.

Sincerely,

/s/ Ken H. Crowther, P.Eng.

Ken H. Crowther, P.Eng.
President

Calgary, Alberta, Canada

March 23, 2006

900, 140 Fourth Ave SW; Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax: 403) 294-5590

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Toll Free: 1-877-777-6135

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